UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One):☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ridgewood Electric Power Trust III

Full Name of Registrant

Former Name if Applicable

1314 King Street

Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19801

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a predicate for filing its quarterly report on Form 10-Q for the quarter ended September 30, 2006, the Registrant must file with the Securities and Exchange Commission (the “SEC”) its annual report on Form 10-K for the year ended December 31, 2004, its quarterly reports on Form 10-Q for the first three quarters of 2005, its annual report on Form 10-K for the year ended December 31, 2005 and its quarterly reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. The completion of the foregoing filings has been further delayed by the dismissal of the Registrant’s former independent registered public accountants, Perelson Weiner LLP (“Perelson Weiner”) on June 8, 2006 and the retention of new independent registered public accountants, Grant Thornton LLP (“Grant Thornton “) on July 12, 2006, as reported on Forms 8-K filed by the Registrant with the SEC on June 14, 2006 and July 13, 2006, respectively.

As a result of a billing dispute between the Registrant and Perelson Weiner that arose subsequent to the dismissal of Perelson Weiner, Perelson Weiner has refused to provide services to the Registrant and its affiliates.

Because Perelson Weiner has refused to provide the services required by the Registrant to file the Form 10-Q with the SEC, in the absence of a settlement of the fee dispute, Ridgewood Renewable Power LLC, the Manager, has determined to ask Grant Thornton to re-audit the historic financial statements of the Registrant that are required to be included in any future filing with the SEC so that the Registrant will no longer need to rely on Perelson Weiner for such services. The period to be re-audited is the year ended December 31, 2003.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Doug Wilson (Name)	(302) (Area Code)	888-7444 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☐  Yes    ☒ No

Form 10-K for the period ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
Form 10-Q for the period ended June 30, 2005
Form 10-Q for the period ended September 30, 2005
Form 10-K for the period ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
Form 10-Q for the period ended June 30, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ridgewood Electric Power Trust III

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2006	By:	/s/ Douglas R. Wilson
		Name	Douglas R. Wilson
		Title	Senior Vice President and Chief Financial Officer